UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              --------------------
                                 SCHEDULE 14f-1

                              INFORMATION STATEMENT

                        Pursuant to Section 14(f) of the

                         Securities Exchange Act of 1934

                            and Rule 14f-1 thereunder

                         BluePoint Linux Software Corp.
               (Exact name of Registrant as specified in charter)

           Indiana                        0-25797                352070348
  (State or other jurisdiction         (Commission            (I.R.S. Employer
       of incorporation)               File Number)          Identification No.)

             A310, East-2 SEG Science & Industry Park, Huaqian Road North,
                       Shenzhen, Guangdong Province, China
                    (Address of principal executive offices)

      Registrant's telephone number, including area code: 00867553763137

                                  INTRODUCTION

BluePoint Linux Software Company (formerly known as Shenzhen Sinx Software Company, Ltd.) ("BluePoint") was originally incorporated in the Chinese province of Shenzhen in June, 1996. BluePoint was a privately held company registered in Shenzhen, China. The Company's offices are located at: A310, SEG Science & Industry Park, Huaqian Road North, Shenzhen, Guangdong Province, China.

The business of BluePoint is focused on Linux operating system, embedded Linux platform and related service and support. The company developed the first true Chinese Linux operating system called BluePoint. BluePoint is very stable, easy to use and offers high performance. It supports multiple languages and is very suitable for Asian users. Although the history of the BluePoint is very short, it has already gained great market acceptance. BluePoint has access to a large percentage of the Linux bundling market in China and is pre-installed in computers by several major computer makers in China, including Great Wall, TCL, and Xiahua Shanbao. The company is also providing customized development and training services for these computer makers.

The company owns two web sites: http://www.bluepoint.com.cn/ and http://www.openunix.org/. Established in March, 1999, openunix.org is a destination site for Unix and Linux information. It is the most influential

Linux site in China. The site provides services such as news, technical discussion forums, knowledge bases and software downloading. The site also provides advertising, publishing, survey and consulting services.

On January 7, 2000, BluePoint entered into a Plan of Agreement and Reorganization (the "Agreement") with MAS Acquisition XI Corp. (the "Company"). This Statement is being mailed on or about February 18, 2000 to holders of record on February 18, 2000 of the shares of Common Stock, par value $.001 per share (the "Common Stock") of the Company. It is being furnished in connection with the merger and a change of the Company's directors effected on or around February 18, 2000.

As result of the Agreement between the Company and BluePoint, BluePoint became and operates as, a wholly owned subsidiary of MAS. The Company formally changed its name to Blue Point Linux Software Corp. on February 17, 2000.

               BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

On January 5, 2000, the Company accepted the return of and cancelled, 8,203,133 shares of the Company's common stock from MAS Capital Inc., a company controlled by Aaron Tsai. The Company effected a 15 for1 forward split on January 7, 2000. After issuing 15,500,000 shares of common stock to Bluepoint, the Company has a total of 20,000,000 shares of common stock issued and outstanding.

As a result of the Agreement, the Company has accepted the resignation of Aaron Tsai, the Company's sole Director and Officer, as of February 17, 2000, and appointed Yu Deng, as President and Chief Executive Officer and Yu Deng, Ze Kang, ShengMiao Lia, HuiYaYuan and Ling Li, as Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of February 18, 2000. Regarding the beneficial ownership of the Company's Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officer(s), of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.

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


Name and Address                            Number of Shares

of Beneficial Owner                         Beneficially Owned                          Percent of Class
---------------------------                 --------------------                        ----------------
Yu Deng                                     4,200,000 shares                                     21%
6-704,#2 HuaFa Bei Road,
Shenzhen, China

YiHuo Ye                                    1,200,000 shares                                      6%
Floor 18, HuaRun Building,
No.8 JianGuoMen North St,
Beijing, China

Ze Kang                                     3,150,000 shares                                     15.75%
Dormitory of Shenzhen
Special Zone Daily,
Shenzhen, China

ShengMiao Liao                              3,750,000 shares                                     18.75%
602, B Building, HuiYaYuan,
Shenzhen, China

Ling Li                                     2,700,000 shares                                     13.5%
602, B Building, HuiYaYuan,
Shenzhen, China

                        DIRECTORS AND EXECUTIVE OFFICERS

The following persons are the Directors and Executive Officers of the Company after the merger:

Name                       Age             Position(s)
--------------------       ---    --------------------------------
Yu Deng                    26     President, Chairman of the Board & Director
Zhe Kang                   29     Vice President, Director
Yihuo Ye                   28     Director
Shengmiao Liao             29     Vice President, Director
Ling Li                    26     Director





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

Yu Deng, President, July, 1999--Present

Founder, Shenzhen Sinx Software Co. Ltd.

Feb.1999--July, 1999 - WEB project director, Shenzhen Shengrun Network System Ltd., Guangdong Province. In charge of organizing and developing the stock trading site, www.stock2000.com.cn . In two weeks from the time the project is completed, the site's national ranking raised from number 15 to number 3. July, 1997--Feb.1999 - System Engineer, Technical Director, ShenZhen Longmai Information Ltd., Guangdong Province.

1.Pre/Post-sales technical support;
2.System integration project designing and development;
3.In charge of technical support department daily operation. Apr. 1996--May 1997
-  Research  and  Development   Engineer,   Assistant   Director  of  Technology
Department, Hangzhou Xun Ye Goldennet Ldt., Zhejiang Province.
1.Design and develop web project;
2.Coordinate and monitor information publishing.
Large Project Development  Experience:

1.Shenzhen City Animal and Plant Health Inspection Bureau Internet Information System;
2. Shenzhen  City  Technology  Monitoring  Bureau  Internet  Information System;
3. Shenzhen Qunan  Securities  Stock Research site;
4. Guangdong  Dayawang Nuclear Power Plant System Integration Project;
5. Guangdong Meizhou Data Bureau, Shaoguan Data Bureau Internet Project;
6. Security  Exchange 2000, a large website project. Honor & Recognition:
7. In 1999, received Sun Microsystems Inc. system engineer

Zhe Kang,  Vice President

July, 1999--Present - Blue Point Software Co. Ltd.
March,1999--July,1999 - Director, Corporate Development, Shenzhen Shengrun Network System Ltd., Guangdong Province.
July,1994--Mar., 1999 - Reporter, Executive Editor, Shenzhen Special Zone Daily. July,1993--July, 1994 - Report, Economic Daily

Yihuo Ye, Director

July, 1999--Present - Blur Point Software Co. Ltd.

May, 1999--July, 1999 - Chief Technical Advisor, ZhongXun Golden Net.
1. In charge of ISP business platform designing and development.
April, 1996--May,1999 - Executive Vice President, Chief Technical Advisor, Engineer, Hangzhou Xun Ye Goldennet, Ltd.
2. In charge of Internet  application,
platform, commercial project development and system integration. Dec.1995--April,1996 - Engineer, Micro Electronic Equipment Corp., Singapore. (A US company.)
1. In charge of technical management in the silicon chip manufacturing process. July,1992--April, 1994 - Manager, Wengzhou Energy Equipment Factory.
2. In charge of the entire operation of the factory.
Large Project Development  Experience:
1.  Xunye Golden Net nationwide email system;
2.  China Telecom ISP project;
3.  China Online  technical  platform  design and  development;
4.  Hangzhou  Power Bureau MIS system.
Post-bachelor degree received July, 1996, Master of Science, Singapore National University.

Shengmiao Liao,  Vice President, Chief Technical Officer


May,1999 --Present Bluepoint Software Co. Ltd.
Jan. 1999--May,1999 - Ertian Information Technology, Ltd. Shenzhen, Guangdong Province.
In charge of Network Integration.
May, 1998--Dec.1998 - Shenzhen Yuanwang Software Corp.
In charge of POS system development.
Apr.1997--Apr. 1998 - Software Engineer, Shenzhen Tianhong Market.
In charge of POS system development.
Mar. 1997--Apr. 1997 - System engineer, Shenzhen Wangyong Information Network. In charge of system maintenance.
Nov.1993--Feb.1997 System Engineer, Shenzhen Yuanwangcheng Multimedia Corp. In charge of network system integration; researching UNIX/Network application technology; SUN Solaris/SCO UNIX/Sybase technical support; SCO UNIX based application development; MIS/POS system analysis and development. May,1993--July,1993 - System engineer, Guangzhou Yuantong Science and Technology Engineering Corp. In charge of ATM software development.
July, 1992--Jan. 1993 - System engineer, Fujiang Kefa Corp.
In charge of PBX software development.

Ling Li,  Senior Technical  Director

May,1999--Present Founder, Blue Point Software Co. Ltd.
July, 1998--May,1999 - Independent consultant.
Apr.1997--July, 1998 - Manager, System Integration Division, Haikou Modern Office Equipment Corp.
1. In charge of designing and implementing system integration projects;
2. Set up and maintain company Intranet.
Dec. 1996--Apr.1997 - Associate Director, Computer system development division, Haikou
Brokerage Office, Southern Securities.
1. Maintain stock trading network;
2. Develop trading system.
Sep.1996--Dec.1996 - System Engineer, Hainan Guoxing Technology Corp.
1.  Internet site development;
2.  Direct technical support group.
July,1995--Oct.1996 - Computer Science Instructor, Huanan Tropical Agriculture College.
Large Project Development Experience:
1. Southern  Securities  (Haikou) Stock Trading System;
2. Hainan Province Public
Security Bureau Intranet;
3. Hainan Province Commerce Department Network System;
4. Hainan Province Social Security Bureau Information System.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company may award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan not yet adopted as bonus based on service and performance. No salaries are presently being taken by any of the executive officers at this time.

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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 18, 2000



                                             BluePoint Linux Software Corp.


                                             By: /s/ Yu Deng
                                                 -----------
                                                 Yu Deng
                                                 President, Chairman of the
                                                 Board and Director

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